Exhibit 1.01

MERITOR, INC.
Conflict Minerals Report
For The Year Ended December 31, 2014

This report, for the year ended December 31, 2014 , is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Conflict Minerals Rule”).  The Conflict Minerals Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”).   The Conflict Minerals Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products.  “Conflict Minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are limited to tin, tantalum, tungsten and gold (“3TG”).  These requirements apply to registrants whatever the geographic origin of the Conflict Minerals and whether or not they fund armed conflict.

If a registrant can establish that the Conflict Minerals originated from sources other than the Democratic Republic of the Congo or certain adjoining countries (the “Covered Countries”) or from recycled or scrap sources, it must submit a Form SD which describes the reasonable country of origin inquiry completed by the registrant.

If a registrant has reason to believe that any of the Conflict Minerals in its supply chain may have originated in any of the Covered Countries, or if it is unable to determine the country of origin of those Conflict Minerals, then the registrant must exercise due diligence on the Conflict Minerals’ source and chain of custody.  The registrant must annually submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

1.	Company Overview

This report has been approved by management of Meritor, Inc. (herein referred to as “Meritor”, “we”, “us” or “our”).  The information includes the activities of all majority-owned subsidiaries and any less than majority-owned subsidiaries that are consolidated in Meritor’s financial results.  It does not include the activities of any entities that are not required to be consolidated in Meritor’s financial results, except to the extent that those entities supply products to Meritor which may contain any of the Conflict Minerals.

Meritor is a premier global supplier of a broad range of integrated systems and components to original equipment manufacturers (“OEMs”) and the aftermarket for the commercial vehicle, transportation and industrial sectors.  Meritor serves commercial truck, trailer, off-highway, military, bus and coach and other industrial OEMs and certain aftermarkets.  Our principal products are axles, undercarriages, drivelines, brakes and braking systems.

Supply Chain

Due to the complexity of our products and the number of direct suppliers supplying products to Meritor, we rely on our direct suppliers to provide information on the origin of the 3TG contained in the products they supply to us, including sources of 3TG that are supplied to them from their lower tier suppliers.  Accordingly, in 2014, Meritor published a new version of our Supplier Quality System Requirements (“SQSR”) manual which is incorporated by reference into our purchase orders and other agreements and which obligates our suppliers to exercise due diligence on the source and chain of custody of any Conflict Minerals incorporated in their products sold to Meritor and to report those findings to Meritor.  To ensure that these findings are, in fact, reported to Meritor, we worked directly with a large group of selected suppliers, as described below.

The suppliers selected by Meritor for inquiry were those direct suppliers who supplied  any production parts to Meritor in 2014 , where the parts in question, by their nature, could potentially contain 3TG.

Reasonable Country of Origin Inquiry and Conclusion

Based upon the results of our due diligence, we are unable to rule out the presence of 3TG in certain of our products or to determine the origin of some of the 3TG which is contained in our products.  Accordingly, we cannot exclude the possibility that some of our products may contain 3TG which may have originated in one or more of the Covered Countries.  For that reason, we are required, under the Conflict Minerals Rule, to submit a Conflict Minerals Report to the SEC as an exhibit to Form SD.

Because of our size, our global presence, the complexity of our products and the depth, breadth and constant changes within our supply base, it is difficult to identify those potential sources of 3TG upstream from our direct suppliers.  Accordingly, we participate in a number of industry-wide initiatives to determine those potential suppliers of 3TG as described in Section 2.2 below.

In accordance with the Organization for Economic Cooperation and Development (“OECD”)  Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the Conflict Minerals Rule, this report is available on our website at www.meritor.com under the heading “Conflict Minerals Information”.

Conflict Minerals Policy

Meritor is committed to working with our global supply chain to ensure compliance with the SEC’s conflict minerals rules.  Meritor intends to source responsibly in support of its intent not to manufacture products that contain Conflict Minerals that support armed conflict in any of the Covered Countries.  To that end, we have established a conflict minerals compliance program that is designed to follow the framework established by the OECD.  As part of that program, Meritor requires that relevant suppliers conduct conflict minerals due diligence and report their results to us.

To help ensure that we source responsibly, we have also adopted an internal Conflict Minerals Policy to guide the conduct of our employees.

In addition, Meritor has published a Conflict Minerals Statement on our website at www.meritor.com under the heading “Conflict Minerals Information”.

2.	Due Diligence Process

2.1.	Design of Due Diligence

Our due diligence measures have been designed to conform, in all material respects, with the framework in the OECD  Guidance and the related supplements for gold and for tin, tantalum and tungsten.

2.2.	Management Systems

As described above, Meritor has adopted an internal Conflict Minerals Policy, for its employees, and a publicly available Conflict Minerals Statement which is posted at www.meritor.com.

Internal Team

Meritor has established a Conflict Minerals Team reporting to Meritor’s VP & Chief Procurement Officer.  The core team includes representatives from our procurement, sales, legal, IS and engineering groups.  Senior management, including Meritor’s CEO and CFO, are periodically briefed about the results of our due diligence efforts.

Control Systems

Because we do not have a direct relationship with 3TG smelters and refiners, we are engaged, and actively participate, with other major manufacturers in the automotive industry and other sectors, in the following industry-wide initiatives to disclose upstream actors in the supply chain:  the National Association of Manufacturers and the Automotive Industry Action Group (“AIAG”) Conflict Minerals Work Group.

In addition to adopting a Conflict Minerals Policy which outlines expected behaviors for all Meritor employees, our expectations for our suppliers are set forth in our SQSR manual.

Supplier Engagement

With respect to the OECD requirement to strengthen engagement with suppliers, we have contacted all relevant suppliers and asked them to furnish information, either directly on the i-Point Conflict Minerals Platform or by completing a CMRT Template (described in Section 3 below) , and have followed up with all suppliers who failed to respond or who have provided inadequate or questionable responses.

Meritor Helpline Reporting

Through our internal Conflict Minerals Policy and the Conflict Minerals Statement on our website, we have encouraged our employees and suppliers to contact the Meritor Helpline to report instances in which Meritor’s products may contain Conflict Minerals from a Covered Country (other than from a scrap or recycled source) which have not already been discovered by, or reported to, Meritor or which Meritor may not have previously disclosed in its Form SD or its Conflict Minerals Report.

Maintain Records

We retain relevant documentation in accordance with Meritor’s standard records retention policies.

2.3.	Identify and Assess Risk in the Supply Chain

Because of our size, our global presence, the complexity of our products and the depth, breadth and constant changes within our supply base, it is difficult to identify those potential sources of 3TG upstream from our direct suppliers.  Accordingly, we participate in a number of industry-wide initiatives to determine those potential suppliers of 3TG as described in Section 2.2 above.

Through tools  and other available processes, we  identified  371 direct suppliers whose products could potentially contain 3TG.  We rely on those direct suppliers to provide us with information about the source of Conflict Minerals, if any, contained in the products they supply to us.  In turn, those direct suppliers are similarly reliant upon information provided by their suppliers.  Many of our largest direct suppliers are also SEC registrants and, therefore, are also subject to the Conflict Minerals Rule.

2.4.	Design and Implement a Strategy to Respond to Risks

Meritor has an approved risk management plan, through which our conflict minerals program is implemented, managed and monitored.

As described above, we participate in the following industry-wide initiatives to determine potential upstream suppliers of 3TG:  the National Association of Manufacturers and the Automotive Industry Action Group (“AIAG”) Conflict Minerals Work Group.

As part of our risk management plan, to ensure that our suppliers understand our expectations, we have described our intention to source responsibly on our website at www.meritor.com,  have referenced those expectations in our SQSR manual, have sent each of the suppliers whose products may contain 3TG information on the Conflict Mineral regulations, have encouraged our suppliers to join i-Point and to participate in i-Point’s educational seminars, and have instructed our suppliers to contact members of our Conflict Minerals Team to address any questions they may have.

As described in our Conflict Minerals Policy, Meritor intends to source responsibly in support of its intent not to manufacture products that contain Conflict Minerals that support armed conflict in any of the Covered Countries.

2.5.	Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not have a direct relationship with any 3TG smelters or refiners and do not perform or direct audits of these entities within our supply chain.  We support audits through our active participation in the AIAG Conflict Minerals Work Group.  Through this group

Meritor is helping to fund travel for members to attend supplier education sessions and on-site smelter visits .

2.6.	Report on Supply Chain Due Diligence

In addition to this report, see our website at www.meritor.com under the heading “Conflict Minerals Information” for further information about our supply chain due diligence.

3.	Due Diligence Results

Requests for Information

We conducted a survey of those direct suppliers described above using the template developed by the Electronic Industry Citizenship Coalition® (“EICC”) and the Global e-Sustainability Initiative (“GeSI”), known as the Conflict Mineral Reporting Template (the  “CMRT Template”) .   The  CMRT Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain.  It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters used by the company and its suppliers.  In addition, the template contains questions about the origin of conflict minerals used in the supplier’s products, as well as the supplier’s own due diligence efforts.  Written instructions and recorded training illustrating the use of the tool is available on EICC’s website.  The CMRT Template is being used by many companies in their due diligence processes related to Conflict Minerals.

Survey Responses

 In 2013, Meritor identified those direct suppliers who, we believed, could have been supplying products containing 3TG and  received acceptable responses about the presence or absence of 3TG from 93% of those suppliers.   These respondents represented over 99% of Meritor’s total annual spend with the identified suppliers in 2013.  In 2014, Meritor again contacted all suppliers whose products could potentially contain 3TG, including those suppliers who responded  “ no” to the presence of 3TG in their products in 2013.  Acceptable responses were received from 347, or 94%, of those identified suppliers who, collectively, represented  over 99% of Meritor’s annual spend with those companies.

In its 2013 report, Meritor’s stated goals included increasing the Product Level responses received from its suppliers who indicated the possible presence of 3TG in their products (a “Product Level” response meaning a response indicating whether the actual product supplied to Meritor by such supplier contained 3TG as opposed to a “Company Level” response meaning that, even if the supplier sells products which contain 3TG, the supplier has not identified whether any 3TG is in the actual products sold to Meritor).  Meritor assumed that, at a Product Level, fewer supplier  responses would indicate the use of 3TG in the products being sold to Meritor and those responses would also show a smaller number of smelters as being involved in the production of those products.   In 2014 these assumptions were proven to have been correct.

In 2014, Meritor showed significant improvement in the number of Product Level responses it received from its suppliers . In 2013, 89 suppliers responded “yes” to the presence of 3TG in their products, of whom only 8 ( approximately 9%) provided a Product

Level response. By contrast, in 2014, 90 suppliers who responded at a Company Level indicated that 3TG was present in their products  However,  through follow-up requests for information, 56 of those suppliers (more than 62%) were able to respond at a Product Level and 33 of those respondents indicated that no 3TG were actually present in their  products sold to Meritor.  Moreover, the number of smelters identified in these supplier responses in 2014 was nearly half of that identified in the supplier responses for 2013.

To ensure that we have received reliable responses from our suppliers, we reviewed all of our supplier  responses against criteria  we developed to determine which responses  merited further inquiry with our suppliers.  These criteria call for follow-up of untimely or incomplete responses as well as those containing inconsistencies within the data reported in the CMRT Template.  In addition, we applied a higher level of scrutiny to responses from direct suppliers who are foundries and those who supply electronic components to Meritor.  We have worked directly with these suppliers in order to obtain acceptable revised responses.

Supplier responses included the names of 264 entities identified as smelters or refiners. Meritor supports the refinement and expansion of the list of participating smelters who are conflict free through our active participation in the AIAG Conflict Minerals Work Group.

While a number of  these smelters or refiners have been verified as being on the conflict free smelter list, many of the remaining mines or locations of origin of the 3TG in our products remain unknown.  As to the companies responding “yes” to the presence of 3TG products at a Company Level, Meritor is unable to determine whether any of the Conflict Minerals reported by our suppliers were in fact contained in products they supplied to Meritor, and is therefore unable to validate that any of the smelters or refiners identified by those suppliers are actually in our supply chain.

4.	Efforts to Determine Mine or Location of Origin

Through our participation in AIAG Conflict Minerals Work Group, the OECD implementation programs, and requesting our suppliers to complete the CMRT Template, we have determined that seeking information about 3TG smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG, if any, in our supply chain.

Smelters or Refiners

Of the 90 suppliers whose responses indicated that their products do contain 3TG, 34 (or nearly 40%) of those suppliers responded at a Company Level, meaning that 3TG may or may not actually be present in the components or materials actually provided to Meritor.  Meritor’s experience indicates that many of those smelters identified in a Company Level declaration by Meritor’s suppliers may not actually be involved in the products supplied to Meritor .  Moreover, based on its involvement with the AIAG Conflict Minerals Work Group, it is clear that a great deal of work remains to be done in order to identify which smelters are or are not conflict free.

For these reasons, we are not presenting any smelter and refiner names in this report.

5.	Steps to be Taken to Mitigate Risks

For 2015, we intend to take the following steps to improve the due diligence we conduct in order to identify and mitigate any risk that the Conflict Minerals in our products could benefit armed groups in the Covered Countries:

a.
Continue to work with our suppliers who have indicated the presence of 3TG at a Company Level to obtain  Product Level responses in an effort to more accurately determine which of their products actually contain 3TG, thereby allowing Meritor to refine its smelter list to include only actual verified smelters within the Meritor supply chain.

b.
Encourage any of our suppliers that may be found to be supplying Meritor with 3TG from sources that support armed conflict in the Covered Countries to establish an alternative source of 3TG that does not support such conflict.

c.	Work with the AIAG Conflict Minerals Work Group to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance.

d.	Work with the AIAG Conflict Minerals Work Group to help expand the list of conflict free smelters and refiners.